Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Common Units
The common units represent limited partner interests in us. The holders of our preferred units and common units are holders of separate classes of limited partner interests in us. The holders of common units are entitled to participate in distributions and exercise the rights and privileges provided to limited partners holding common units under our partnership agreement. For a description of the relative rights and privileges of holders of our common units to distributions, please read “How We Make Distributions.” For a description of voting rights, rights of distribution upon liquidation and other rights and privileges of limited partners, including our common units under our partnership agreement, please read “The Partnership Agreement.”
Transfer of Common Units
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when the transfer and admission are reflected in our books and records. Each transferee:
•represents that the transferee has the capacity, power, and authority to become bound by our partnership agreement;
•automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and
•gives the consents, acknowledgments, and waivers contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and our initial public offering (“IPO”).
A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.
We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.
Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

How We Make Distributions
General
Cash Distribution Policy
Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis, and the board of directors of our general partner can change our distribution policy at any time. If we make distributions, our preferred unitholders have a priority right to receive distributions over our common unitholders so long as our preferred units are outstanding. After required distributions to holders of preferred units, all distributions will be pro rata to the common unitholders.
Series B Cumulative Convertible Preferred Units
The holders of our preferred units will receive cumulative quarterly distributions in an amount equal to 7.0% of the face amount of the preferred units per annum (the “Distribution Rate”), provided that the Distribution Rate will be adjusted as follows: commencing on the sixth anniversary of November 28, 2017 and readjusting every two years thereafter (each, a “Readjustment Date”), the rate will equal the greater of (i) the Distribution Rate in effect immediately prior to the relevant Readjustment Date and (ii) the 10-year Treasury Rate as of such Readjustment Date plus 5.5% per annum; provided, however, that for any quarter commencing after the second anniversary of November 28, 2017 in which quarterly distributions are accrued but unpaid, the then-Distribution Rate shall be increased by 2.0% per annum for such quarter. We cannot pay any distributions on any junior securities, including any of our common units, prior to paying the quarterly distribution payable to the preferred units, including any previously accrued and unpaid distributions.
Distributions of Cash Upon Liquidation
If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will then distribute any remaining proceeds to the preferred unitholders until the capital account for each preferred unit is equal to the liquidation amount of the preferred unit. We will then distribute any remaining proceeds to all other unitholders, in accordance with their capital account balance, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a repayment of the initial value contributed by unitholders for their units in the IPO, which we refer to as the “initial unit price” for each unit.

The Partnership Agreement
The following is a summary of certain provisions of our partnership agreement that relate to ownership of our common units.
Capital Contributions
Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
Adjustments to Capital Accounts Upon Issuance of Additional Common Units
We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will generally allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders prior to an issuance on a pro rata basis, so that after such issuance, the capital account balances attributable to all common units are equal.
Voting Rights
The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require the approval of a majority of the common units and preferred units (on an as-converted basis), voting together as a single class.
In voting their common units, our directors will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. The holders of a majority of the common and preferred units (on an as-converted basis), in the aggregate, represented in person or by proxy shall constitute a quorum at a meeting of such common and preferred unitholders, unless any such action requires approval by holders of a greater percentage of the units in which case the quorum shall be the greater percentage.
The following is a summary of the vote requirements specified for certain matters under our partnership agreement.
Election of directors of our general
partner....................................................................Our limited partners holding common units and preferred units (on an as-converted basis) vote together as a single class for the election of directors to the board of directors of our general partner. The limited partners authorized to vote elect, by a plurality of the votes cast at such meeting, persons to serve as directors of our general partner who are nominated in accordance with the provisions of our partnership agreement. Limited partners are entitled to cumulate their votes for purposes of electing directors. Please read “—Nomination of Directors.”
Issuance of additional units (including
units senior to the common units).........................No approval right by limited partners holding common units, including units that are senior to the common units. However, our partnership agreement does not authorize us to issue securities having preferences or rights with priority over or on a parity with our outstanding preferred units with respect to distributions on such securities or distributions in respect of such securities upon the liquidation, dissolution or winding up of the partnership, including additional preferred units, without the affirmative vote of the holders of at least 66 2/3% of the outstanding preferred units. Provided, however, that, we may issue up to $200 million of securities having preferences or rights on a parity with our outstanding preferred units with respect to distributions on such securities or distributions in respect of such securities upon the liquidation, dissolution or winding up of the partnership without the consent of any holder of preferred units. Please read “—Issuance of Additional Partnership Interests.”

Amendment of the partnership agreement.............Certain amendments may be made by our general partner without the approval of any limited partners. Other amendments generally require the approval of a unit majority. The affirmative vote of the holders of at least 66 2/3% of the outstanding preferred units is required for any amendment that is materially adverse to any of the rights, preferences and privileges of the preferred units. Please read “—Amendment of the Partnership Agreement.”
Merger of our partnership or the sale
of all or substantially all of our assets...................Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale, or Other Disposition of Assets.”
Dissolution of our partnership...............................Unit majority. Please read “—Dissolution.”
Continuation of our business upon
dissolution.............................................................Unit majority. Please read “—Dissolution.”
Withdrawal of our general partner.........................No voluntary withdrawal right. Please read “—Withdrawal or Removal of Our General Partner; Transfer of General Partner Interest.”
Transfer of our general partner interest.................No transfer right without the consent of a supermajority vote of the unitholders. Please read “—Withdrawal or Removal of Our General Partner; Transfer of General Partner Interest.”
If any person or group (other than the limited partners of Black Stone Minerals Company, L.P. prior to the IPO; their transferees; persons who acquired their units with the prior approval of the board of directors of our general partner; holders of preferred units in connection with any vote, consent, or approval of the preferred units as a separate class; and persons who own 15% or more of any class as a result of any redemption or purchase of any other person’s units or similar action by us or any conversion of the preferred units at our option) acquires beneficial ownership of 15% or more of any class of common or preferred units, that person or group loses voting rights on all of its units.
Meetings; Voting
An annual meeting of the limited partners holding common units and preferred units for the election of directors to the board of directors of our general partner will be held at a date and time as may be fixed from time to time by our general partner. Notice of the annual meeting will be given not less than 10 days nor more than 60 days prior to the date of the meeting.
The limited partners holding common units and preferred units (on an as-converted basis) will vote together as a single class for the election of directors. The limited partners authorized to vote will elect by a plurality of the votes cast at a meeting persons to serve as directors on the board of directors of our general partner who are nominated in accordance with the provisions of our partnership agreement. The exercise by a limited partner of the right to elect the directors and any other rights afforded to a limited partner under our partnership agreement will be in the limited partner’s capacity as a limited partner of the partnership and are not intended to cause a limited partner to be deemed to be taking part in the management and control of the business and affairs of the partnership.

Each limited partner entitled to vote at an election for the board of directors will be entitled to cumulate his or her vote and give one candidate, or divide among any number of candidates, a number of votes equal to the product of (x) the number of common units and preferred units (on an as-converted basis) held by the limited partner, multiplied by (y) the number of directors to be elected at the meeting.
Additional limited partner interests having special voting rights could be issued. However, our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to change management without the support of the board of directors of our general partner. If at any time any person or group (other than the limited partners of Black Stone Minerals Company, L.P. prior to the IPO; their transferees; persons who acquired their units with the prior approval of the board of directors of our general partner; holders of preferred units in connection with any vote, consent, or approval of the preferred units as a separate class; and persons who own 15% or more of any class as a result of any redemption or purchase of any other person’s units or similar action by us or any conversion of the preferred units at our option) acquires, in the aggregate, beneficial ownership of 15% or more of any class of common or preferred units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes, as contemplated in our partnership agreement.
In addition, solely with respect to the election of directors, our partnership agreement provides that our general partner and the partnership will not be entitled to vote their units, if any, and the foregoing units will not be counted when calculating the required votes for a matter and will not be deemed to be outstanding for purposes of determining a quorum for a meeting. These units will not be treated as a separate class of partnership securities for purposes of our partnership agreement.
Except as described above, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners, and to act upon matters for which approvals may be solicited. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Special meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting was called (including outstanding units deemed owned by the general partner), represented in person or by proxy, will constitute a quorum unless otherwise provided in our partnership agreement in connection with the election of directors to the board of directors of our general partner or unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Nomination of Directors
Nominations of persons for election to the board of directors of our general partner may be made at an annual meeting of the limited partners or, provided that the board of directors or limited partners have determined that directors will be elected at such a meeting, a special meeting of the limited partners, in any such case only pursuant to our general partner’s notice of meeting (or any supplement thereto), (a) by or at the direction of the board of directors or any committee thereof, or (b) by any limited partner or group of limited partners who (1) is entitled to vote at the meeting, (2) complies with the notice procedures set forth in our partnership agreement, and (3) either individually or as a group hold units representing at least 10% of the outstanding units (measured on a fully diluted basis and treating the preferred units on an as-converted basis) both at the time of giving notice of such nomination and at the meeting.

For any nominations brought before an annual meeting by a nominating limited partner, the limited partner must give timely notice thereof in writing to our general partner. The notice must contain certain information as described in our partnership agreement. To be timely, the nomination notice must be delivered to our general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date, the nomination notice must be so delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by the partnership or our general partner). The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a nominating limited partner’s notice as described above.
In the event that the number of directors to be elected to the board of directors of our general partner is increased effective at the annual meeting and there is no public announcement by the partnership or our general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, the nomination notice will also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to our general partner not later than the close of business on the 10th day following the day on which a public announcement is first made by the partnership or our general partner.
Nominations of persons for election to the board of directors also may be made at a special meeting of limited partners at which directors are to be elected in accordance with the provisions of our partnership agreement.
Only persons who are nominated in accordance with the procedures set forth in our partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as directors.
Notwithstanding the foregoing, unless otherwise required by law, if the limited partner (or a qualified representative of the limited partner) does not appear at the annual or special meeting of limited partners to present a nomination, the nomination shall be disregarded notwithstanding that proxies in respect of a vote may have been received by our general partner or the partnership.
In addition to the provisions described above and in our partnership agreement, a limited partner must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder; provided, however, that any references in our partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to our partnership agreement, and compliance with our partnership agreement is the exclusive means for a limited partner to make nominations.
Applicable Law; Forum, Venue, and Jurisdiction
Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions, or proceedings:
•arising out of or relating in any way to the partnership agreement (including any claims, suits, or actions to interpret, apply, or enforce the provisions of the partnership agreement or the duties, obligations, or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);
•brought in a derivative manner on our behalf;
•asserting a claim of breach of a duty owed by any director, officer, or other employee of us or our general partner, or owed by our general partner, to us, or the limited partners;
•asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”); or

•asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether the claims, suits, actions, or proceedings sound in contract, tort, fraud, or otherwise, are based on common law, statutory, equitable, legal, or other grounds, or are derivative or direct claims and irrevocably waives the right to trial by jury.
By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions, or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions, or proceedings. The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the federal courts have exclusive jurisdiction. To the extent any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:
•to remove or replace our general partner;
•to approve some amendments to our partnership agreement; or
•to take other action under our partnership agreement
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
Under the Delaware Act, prior to the dissolution of a limited partnership, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Following the dissolution of a limited partnership, the Delaware Act generally requires a limited partnership to satisfy (or make reasonable provision to satisfy) liabilities of the limited partnership prior to making distributions to partners.

We may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.
Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Partnership Interests
Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders (other than, in certain instances, approval of the holders of our preferred units).
It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.
Series B Cumulative Convertible Preferred Units
Each holder of preferred units may elect to convert all or any portion of its preferred units into common units on a one-for-one basis, subject to customary anti-dilution adjustments and an adjustment for any distributions that have accrued but not been paid when due (which is referred to herein as the “conversion rate”), at any time (but not more often than once per quarter), provided that any conversion is for at least $10 million or such lesser amount if such conversion relates to all of a holder’s remaining preferred units.
We may elect to convert all or any portion of the preferred units into common units based on the conversion rate at any time (but not more often than once per quarter) if (i) the common units are listed or admitted for trading on a national securities exchange, (ii) the closing price of the common units on the principal natural securities exchange on which the common units are then listed or admitted for trading on is greater than 140% of the issue price for any 20 trading days during the 30-trading day period immediately preceding notice of conversion, (iii) the average daily trading volume of the common units exceeds 200,000 common units (as adjusted to reflect splits, combinations, or similar events) for 60 trading days immediately preceding notice of conversion, (iv) we have not repurchased on any day in the 30-trading day period immediately preceding notice of conversion more than 10% of the 30-day trailing average trading volume of the common units on the principal national securities exchange on which the common units are then listed or admitted for trading on (calculated as of the conversion notice date), and (v) we have an effective registration statement on file covering resales of the underlying common units to be received by the holders upon conversion of the preferred units, provided that, among other things, the conversion is for no more than $50 million. We also may elect to redeem the preferred units at any time during the 90-day period beginning on November 28, 2023 at a redemption price equal to 105% of the issue price plus any accrued and unpaid distributions on the applicable preferred units (including a pro rata portion of the distribution for the quarter in which the redemption occurs relating to the portion of such quarter that has elapsed as of the date of such redemption), and at any time during the 90-day period beginning on each Readjustment Date at a redemption price payable wholly in cash equal to the issue price plus any accrued and unpaid distributions on the applicable preferred units (including a pro rata portion of the distribution for the quarter in which the redemption occurs relating to the portion of such quarter that has elapsed as of the date of such redemption), provided that, among other things, the redemption is for at least $100 million (calculated based on the issue price) or such lesser amount if such redemption relates to all of the then outstanding preferred units.
Upon certain events involving a change of control in which more than 90% of the consideration payable to the holders of the common units is payable in cash, the preferred units will automatically convert into common units at a conversion ratio equal to the greater of (a) the then applicable conversion rate and (b) the quotient of (i) the issue price multiplied by a premium factor (ranging from 115% to 101% depending on when such transaction occurs), plus any accrued and unpaid distributions on the preferred units (including a pro rata portion of the distribution for the quarter in which the conversion occurs relating to the portion of such quarter that has elapsed as of the date of such conversions) divided by (ii) the volume weighted average price of the common units for the 30 trading days prior to the execution of definitive documentation relating to such change of control.
In connection with other change of control events that do not meet the 90% cash consideration threshold described above, each holder may elect to (a) convert all, but not less than all, of its preferred units to common units at the then applicable conversion rate, (b) if the partnership is not the surviving entity (or if the partnership is the surviving entity, but the common units will cease to be listed), require us to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security (or if we are unable to cause such substantially equivalent securities to be issued, to convert into common units at a premium based on a specified formula subject to aggregate return limitations or to be redeemed in accordance with clause (d) below), (c) if the partnership is the surviving entity, continue to hold the preferred units or (d) require us to redeem all, but not less than all, of the preferred units at a price per unit equal to 101% of the issue price, plus accrued and unpaid distributions on the applicable preferred units (including a pro rata portion of the distribution for the quarter in which the redemption occurs relating to the portion of such quarter that has elapsed as of the date of such redemption), which may be payable in cash or common units at a substantial discount to market.
Amendment of the Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by our general partner. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
Prohibited Amendments
No amendment may be made that would:
•enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or
•enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.
The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units and preferred units (on an as-converted basis), voting as a single class.
No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:
•a change in our name, the location of our principal place of business, our registered agent, or our registered office;
•the admission, substitution, withdrawal, or removal of partners in accordance with our partnership agreement;
•a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership, or other entity in which the limited partners have limited liability under the laws of any state, or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);
•an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed;
•an amendment that our general partner determines to be necessary, appropriate, or desirable in connection with the creation, authorization, or issuance of additional partnership interests or the right to acquire partnership interests;
•any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
•an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;
•any amendment that our general partner determines to be necessary, appropriate, or desirable for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by our partnership agreement;
•a change in our fiscal year or taxable year and related changes;
•conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities, or operations at the time of the conversion, merger, or conveyance other than those it receives by way of the conversion, merger, or conveyance; or
•any other amendments substantially similar to any of the matters described in the clauses above.
In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:
•do not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
•are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
•are necessary, appropriate, or desirable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•are necessary, appropriate, or desirable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or
•are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
Opinion of Counsel and Unitholder Approval
Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that is materially adverse to any of the rights, preferences and privileges of the preferred units will require the affirmative vote of the holders of at least 66 2/3% of the outstanding preferred units. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
Merger, Consolidation, Conversion, Sale, or Other Disposition of Assets
A merger, consolidation, or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation, or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.
In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without majority approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without majority approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.
If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger, or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger, or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Dissolution
We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:
•the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;
•there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;
•the entry of a decree of judicial dissolution of our partnership; or
•the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.
Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:
•the action would not result in the loss of limited liability under Delaware law of any limited partner; and
•neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).
Liquidation and Distribution of Proceeds
Upon our dissolution, unless such dissolution is revoked, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of Our General Partner; Transfer of General Partner Interest
Our general partner does not have the right to withdraw voluntarily as our general partner, and any such withdrawal would be a breach of our partnership agreement. In addition, our partnership agreement does not permit our general partner to sell or otherwise transfer its general partner interest in us to another person, except a wholly owned subsidiary of the partnership, without the consent of a supermajority vote of the unitholders.
Change of Management Provisions
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to change our management. If any person or group (other than the limited partners of Black Stone Minerals Company, L.P. prior to the IPO; their transferees; persons who acquired their units with the prior approval of the board of directors of our general partner; holders of preferred units in connection with any vote, consent, or approval of the preferred units as a separate class; and persons who own 15% or more of any class as a result of any redemption or purchase of any other person’s units or similar action by us or any conversion of the preferred units at our option) acquires beneficial ownership of 15% or more of any class of units, that person or group loses voting rights on all of its units. Furthermore, a person or group must own at least 10% of our outstanding units (on a fully diluted basis) to nominate persons for election to our board of directors. Please read “—Meetings; Voting.”
Ineligible Holders; Redemption
Under our partnership agreement, an “Ineligible Holder” is a limited partner, or type of limited partner, whose, or whose owners’, in the determination of our general partner with the advice of counsel (a) U.S. federal income tax status creates or is reasonably likely to create a material adverse effect on the rates chargeable to our customers by us or (b) nationality, citizenship or other related status would create or is reasonably likely to create a substantial risk of cancellation or forfeiture of any property in which we have an interest. Our general partner may change its determination of what types of unitholders are considered Eligible Holders and Ineligible Holders at any time.
If at any time our general partner determines, with the advice of counsel, that one or more limited partners are Ineligible Holders, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to request any limited partner to furnish to our general partner an executed certification or other information about its federal income tax status and/or nationality, citizenship, or related status. If a limited partner fails to furnish such certification or other requested information within 30 days (or such other period as our general partner may determine) after a request for such certification or other information, or our general partner determines after receipt of the information that the limited partner is an Ineligible Holder, the limited partner may be treated as an Ineligible Holder. An Ineligible Holder does not have the right to direct the voting of its units and may not receive distributions in kind upon our liquidation.
Furthermore, we have the right to redeem all of the common units of any holder that our general partner concludes is an Ineligible Holder or fails to furnish the information requested by our general partner. The redemption price in the event of such redemption for each unit held by such unitholder will be the current market price of such unit (the date of determination of which shall be the date fixed for redemption). The redemption price will be paid, as determined by our general partner, in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 8% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.
These provisions do not apply to our preferred units.
Status as Limited Partner
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.